MOUNTAIN CREST ACQUISITION CORP. V

524 Broadway, 11th Floor

New York, NY 10012

October 22, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate a& Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Isabel Rivera
Dorrie Yale

Re:	Mountain Crest Acquisition Corp. V
Preliminary Proxy Statement on Schedule 14A
Submitted October 21, 2024
File No. 001-41062

Dear Ms. Rivera and Ms. Yale:

Mountain Crest Acquisition Corp. V (the “Company”), is hereby responding to the letter, dated October 21, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

1. We acknowledge your revised disclosure in response to prior comment 1, including your disclosure that you "may" be subject to delisting and that your securities "may" be suspended. As previously stated, please revise (i) to clarify that you will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on November 12, 2024, or advise, (ii) to clarify that Nasdaq may only reverse its delisting determination if it finds it made a factual error applying the amended rule, and (iii) to further discuss the consequences if your shares are not listed on an exchange, including that you may be a less attractive merger partner and to discuss any potential impact on your ability to consummate your proposed initial business combination, including how your remaining listed is related to any of your obligations or the closing conditions under the business combination agreement.

Response: The Company notes the Staff’s comment and has addressed the Staff’s comment on the Letter to Stockholders and pages 3, 4 and 11 of the Amended Proxy Statement.

Division of Corporation Finance

Office of Real Estate a& Construction

U.S. Securities & Exchange Commission

October 22, 2024

Please call James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Very truly yours,

/s/ Suying Liu
Name:	Suying Liu
Title:	Chief Executive Officer